

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2009

Via U.S. Mail and Facsimile

Justin C. Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650

Re: Merge Healthcare Incorporated
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-159998
Schedule TO-T/A filed by Merge Healthcare Incorporated
File No. 5-79690
Filed July 6, 2009

Dear Mr. Dearborn:

We have reviewed your amended filings and your responses and have the following comment.

Form S-4

The Merger Agreement, page 54

1. We note that you have revised the disclosure on page 54 in response to prior comment 3. However, the disclosure continues to include vague, cautionary language that casts doubt as to the accuracy and completeness of the representations and warranties contained in the merger agreement. Furthermore, your disclosure does not include a clear statement regarding your obligation to disclose material contradictory information. We specifically note the following statements:

    - These representations, warranties and covenants were made only for the purpose of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement as of specific dates, and may be subject to important limitations and qualifications (including exceptions thereto set forth in a Schedule of Exceptions to the Merger Agreement or Merge Healthcare's or etrials' public filings with the SEC) agreed to by the contracting parties, and may not be complete.

- Furthermore, these representations, warranties and covenants may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may or may not have been accurate as of any specific date, and do not purport to be accurate as of the date of this Prospectus.

It appears that the intent and effect of these statements is to raise doubts about the reliability of a document the Commission has required you to file as an exhibit to the registration statement. Regarding the first bullet point, please specifically identify which representations, warranties and covenants are subject to limitations and qualifications, or exceptions thereto, and are therefore incomplete, and then describe those limitations, qualification or exceptions in your document. Alternatively, you may delete the statements. Regarding the second bullet point, please limit the cautionary language to statements of fact. Unqualified statements to the effect that the representations, warranties and covenants may or may not have a particular meaning or may or may not be accurate as of an unspecified date are inappropriate. Finally, include a statement acknowledging your obligation to disclose in the document known, material information that qualifies the representations and warranties in the merger agreement.

Please direct any questions to the undersigned at 202-551-3457. If you require further assistance, please contact Mellissa Campbell Duru, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3757.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: 312-984-7700
        Mark A. Harris, Esq.
        McDermott Will & Emery LLP